Exhibit 12.1

	Year ended December 31,
	2013	2012	2011	2010	2009
	(dollar amounts in thousands)
Earnings
Income (loss) before income taxes (1)	$(11,588)	$(28,956)	$(39,815)	$(40,967)	$(35,923)
Adjustments added:
Amortization of capitalized interest	1,232	1,023	907.00	826	689
Distributions from unconsolidated joint ventures	8,801	4,808	3,267	3,470	3,915
Fixed charges (see below)	72,197	74,106	67,322	59,552	59,229
Adjustments subtracted:
Interest capitalized	(8,298)	(4,267)	(2,670)	(2,162)	(6,064)

Total earnings	$62,344	$46,714	$29,011	$20,719	$21,846

Fixed charges:
Interest expense (2)	$63,394	$69,403	$64,254	$56,998	$52,851
Interest capitalized	8,298	4,267	2,670	2,162	6,064
Portion of rental expense representative of interest	505	436	398	392	314

Total fixed charges	$72,197	$74,106	$67,322	$59,552	$59,229

Earnings to fixed charges	—	—	—	—	—

(1)	Pre-tax income (loss) from continuing operations before equity in income (losses) of unconsolidated joint ventures.
(2)	Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities, and amortization of premiums and discounts related to indebtedness.
(3)	The ratio was less than 1:1 for the years ended December 31, 2013, December 31, 2012, December 31, 2011, December 31, 2010, and December 31, 2009 as earnings were inadequate to cover fixed charges by deficiencies of approximately $9.9 million, $27.4 million, $38.3 million, $38.8 million and $37.4 million, respectively.